ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to an International Equity Index Basket
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the FTSE® 100 Index (Bloomberg symbol: "UKX"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY"), the Swiss Market Index (Bloomberg symbol: "SMI"), the S&P/ASX 200 Index (Bloomberg symbol: "AS51") and the Hang Seng® Index (Bloomberg symbol: "HSI").
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.65 to $12.05] per unit, a [16.50% to 20.50%] return over the principal amount to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420418004848/tv484395_fwp.pdf
Exchange Listing	No



This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
- Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 **Enhanced Return**